April 19, 2013

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

450 5th Street, NW

Washington, D.C. 20549

Re: Nuveen Closed-End and Open-End Funds - Sarbanes Oxley Review Follow-Up Discussion

Dear Christina:

This letter addresses your comments provided in a telephone discussion on February 13, 2013. This was a follow-up discussion to our December 11, 2012, correspondence filing pertaining to our telephone discussion held on September 25, 2012. Each comment shown below was included in our December 11th correspondence filing and is followed by our current response. Unless otherwise noted, the responses relate to all funds listed on Appendix A.

1)	Comment #8: The Nuveen.com website shows for leveraged Closed-End Funds (“CEFs”) two different expense ratios: one based on “Common Shares,” the other based on “Total Fund” An example of such a table:

	Total Fund	Common Shares
Management Fees	0.59%	0.90%
Interest Expenses	0.44%	0.64%
Other Expenses	0.09%	0.13%
Total	1.12%	1.67%

The Staff believes that it is inherently misleading for a leveraged CEF to quote expense figures using “total fund net assets” as the denominator. First, generally accepted accounting principles (“GAAP”) specifies that expense figures be quoted using “net assets attributable to common shares” as the denominator. Second, no shareholder, common or preferred, actually “experiences” or pays the lower expense percentages expressed as a percentage of total fund net assets, and therefore those figures do not have any concrete meaning for shareholders. Accordingly, the Staff requests that these funds consider removing the expense figures based on total fund net assets from such tables, and include those figures in a much less prominent place, such as a footnote.

Revised Response: Nuveen understands the Staff’s position is not that the inclusion of fund-based expense figures are necessarily invalid, but that Nuveen’s website presentation inappropriately gives those figures “equal prominence” with the GAAP-compliant, common share-asset-based expense figures, which are not properly explained and contextualized. At the current time Nuveen is continuing to disclose such figures on its website with the disclosure modified to resemble the following (for the same fund but for a different period, so the numbers have changed slightly):

	Common Shares	Total Fund
Management Fees	0.89%	0.59%
Other Expenses	.10%	.07%
Subtotal	0.99%	0.66%
Interest Expense From Leverage	0.68%	0.48%
Total Expenses	1.67%	1.14%

Fund fees and expenses are presented as a percentage of both common shareholder capital and total fund investment capital. Total investment capital includes common assets as well as assets attributable to the fund’s issuance of senior securities (e.g. preferred shares and other forms of leverage). The table’s first column presents the costs directly and indirectly borne by common shareholders on an investment in the fund’s common shares. The table’s second column presents the costs borne by the fund on its total investment capital, which enables a common shareholder to better understand how fund expenses impact portfolio investment returns. Interest expenses from leverage are shown separately, because they represent costs associated with the fund’s financing activities which are distinct from the costs associated with the fund’s underlying core operations.

Other Expenses and Total Expenses do not include interest expenses arising from externally created inverse floating rate securities (if any) held by the fund. Interest expense arises because accounting rules require the fund to treat interest paid by trusts issuing self-created inverse floating rate instruments (if any) held by the fund as having been paid (indirectly) by the fund. Because the fund also recognizes a corresponding amount of additional income earned (also indirectly), the fund’s net asset value per share, net investment income and total return have not been affected by this accounting treatment. See the fund’s Annual Report for information on the fund’s inverse floating rate investments and recognized interest expense.

The expense ratio shown may reflect a voluntary expense waiver by the fund’s investment adviser which can be modified or discontinued at any time without notice and may also reflect custodian fee credits and legal fee refunds. Absent the limitation, credits and refunds, expenses would be higher and total returns would be less. See the fund’s Annual Report for information on expenses and waivers. Expense ratios do not reflect the effect of dividend payments to preferred shareholders.

Response filed on December 11th: Nuveen respectfully but strongly disagrees with any assertion that a leveraged CEF’s expense figures quoted as a percentage of total fund net assets are “not meaningful” and/or “inherently misleading” when such figures are accompanied by expense figures quoted as a percentage of common share net assets in equal prominence. Indeed, we believe that, for certain important purposes the total fund net asset figures are more meaningful and insightful than the common share net asset-based expense figures.

We agree with the Staff’s position that expenses expressed as a percentage of the net assets attributable to a CEF’s common shares is a relevant and meaningful indicator of expenses, because it is the common shareholders who end up paying, and therefore “experiencing”, those expenses. However, it is Nuveen’s and the Nuveen Funds’ view – and we believe that it is a commonly held view in the industry– that expense figures should also provide a shareholder or other investor a perspective on what proportion of a fund portfolio’s return-generating power is being reduced by the so-called “friction” associated with expenses. In a leveraged CEF, the returns of the fund are being generated on the total amount of the fund’s assets, not just on the amount of assets attributable to the fund’s common shares. Likewise, and perhaps more importantly to this discussion, fund expenses are by and large being generated and “experienced” at the total fund level, not at the common shareholder level. For example, management fees of the Nuveen CEFs are computed and paid based on the fund’s total net assets, and not on assets attributable to just the common shares. Similarly, most other types of expenses (e.g., audit, custodian, legal) are incurred with respect to or by reference to the entire fund, and not just to that portion of the fund or its assets that are attributable to common shares.

In a simple, non-leveraged example, a bond fund whose portfolio generates a 5% gross return and pays 1% in total expenses would experience a reduction of 20% of its return due to this “expense friction”. A fund that generates the same gross return with less “expense friction” than another fund could be thought of as producing that gross return more “efficiently.” Thus, expense figures provide investors with important indicators of a fund’s “expense efficiency”, and investors often wish to compare the expense efficiency of competing funds.

In an analogous but inherently more complicated leveraged CEF situation, quoting only expense figures (management fees, other expenses, and total expenses) based on common share net assets prevents the investor from truly being able to gauge a fund’s “expense efficiency”, because that set of expense figures would vary between two otherwise identical funds with identical fund-level expenses but differing leverage ratios in general proportion to those leverage ratios. The more highly levered fund will show higher expenses expressed as a percentage of common share net assets than the less levered fund, and will appear, falsely, to be less “expense efficient” than that less levered fund. And even that less-levered fund will appear to be less “expense efficient” than a non-levered fund. For example, a levered fund having a 33.3% leverage ratio ($33.33 of leveraging instrument for every $100 of total assets) and paying a management fee equal to .50% of fund net assets would show a management fee based on common share net assets of .75%, while a levered fund with a 20% leverage ratio and paying that same .50% management fee would show a management fee based on common share net assets of .625%, and a non-levered fund paying that same management fee would of course show a management fee of .50%. Investors in the latter fund would believe, based on those common share net asset-based expense figures, that their fund’s investment adviser was receiving a lower management fee than the adviser of the other funds, when in fact that was not the case.

Indeed, quoting only common share net asset-based expense figures without accompanying them with the CEF’s total fund net asset-based expense figures could even prove potentially misleading to investors, for example, in the circumstance where the more highly levered fund was actually paying lower management fees, custodian fees, audit fees, etc. on fund assets than a less-levered fund or especially a non-levered fund, but would still be quoting a higher set of expense ratios, for the mathematical reasons discussed above. Thus, providing a leveraged fund’s expense figures expressed as a percentage of total net assets (in addition to quoting its expense figures as a percentage of common share net assets) provides investors with the ability to compare the “expense efficiency” of leveraged funds with non-leveraged funds, and to compare the “expense efficiency” of funds having different leverage levels, on an apples-to-apples basis, in the sense that it shows the expenses generated by each dollar of assets of each of the funds being compared. So long as such total fund net asset-based expense figures are accompanied, with equal prominence, with common share net asset-based expense figures, the reader or investor cannot fairly claim to be misled by the former figures. Therefore, we intend to continue to quote expense figures as a percentage of total fund net assets side-by-side with expense figures quoted as a percentage as common share net assets.

2)	Comment 13: Those funds that elected to retain a portion of their realized long-term capital gains disclose in their shareholder reports the total returns including the retained gain tax credit/refund and excluding the retained gain tax credit/refund. It is the SEC staff’s position that the total returns including the retained gain tax credit/refund be removed. The SEC gave examples of those funds, including;

•	Nuveen Diversified Dividend and Income Fund
•	Nuveen Global Value Opportunities Fund

Revised Response: We discussed the Staff’s questions pertaining to the response we provided in our December 11th correspondence filing and understand there is no further action or information being requested regarding this matter.

Response filed on December 11th: Set forth below is the relevant disclosure from one of the two funds cited by the staff (Nuveen Global Value Opportunities Fund (JGV)):

[Share Distributions and Price Information Section]

The following table provides information regarding the Fund’s distributions and total return performance for the fiscal year ended December 31, 2011. This information is intended to help you better understand whether the Fund’s returns for the specified time period were sufficient to meet the Fund’s distributions.

As of 12/31/11	JGV
Inception date	7/24/06
Fiscal year (calendar year) ended December 31, 2011:
Per share distribution:
From net investment income	$0.83
From long-term capital gains	0.18
From short-term capital gains	0.28
Return of capital	0.08
Total per share distribution	$1.37

Distribution rate on NAV	8.10%

Average annual total returns:
Excluding retained gain tax credit/refund**:
1-Year on NAV	-10.28%
5-Year on NAV	4.72%
Since inception on NAV	6.04%

Including retained gain tax credit/refund**:
1-Year on NAV	-10.28%
5-Year on NAV	4.89%
Since inception on NAV	6.20%

**	The Fund elected to retain a portion of its realized long-term capital gains for the tax year ended December 31, 2007, and pay required federal corporate income taxes on this amount. As reported on Form 2439, shareholders on record date must include their pro-rata share of these gains on their applicable federal tax returns, and are entitled to take offsetting tax credits, for their pro-rata share of the taxes paid by the Fund. The total returns “Including retained gain tax credit/refund” include the economic benefit to shareholders on record date of these tax credits/refunds. The Fund had no retained capital gains for the tax years ended December 31, 2011 through December 31, 2008 or for the tax year ended December 31, 2006.

[Performance Overview Section]

Average Annual Total Returns (Inception 7/24/06)
	On Share Price	On NAV
1-Year	-11.00%	-10.28%
5-Year	5.91%	4.72%
Since Inception	5.58%	6.04%

Average Annual Total Returns [3] (Including retained gain tax credit/refund)
1-Year	-11.00%	-10.28%
5-Year	6.10%	4.89%
Since Inception	5.74%	6.20%

3 As previously explained in the Share Distribution and Price Information section of this report, the Fund elected to retain a portion of its realized long-term capital gains for the tax year ended December 31, 2007, and pay required federal corporate income taxes on these amounts. These standardized total returns include the economic benefit to shareholders of record of this tax credit/refund. The Fund had no retained capital gains for the tax years ended December 31, 2011 through December 31, 2008 or for the tax year ended December 31, 2006.

Whenever a fund retains and pays tax on a portion of its realized capital gains in a given tax year, the Internal Revenue Code provides that the fund also should distribute a capital gain tax “credit” to the fund’s shareholders that the shareholders can use, dollar-for-dollar, to reduce their own taxes. Fund shareholders simultaneously increase their cost basis by their ratable share of undistributed net capital gains, net of taxes paid by the fund. As a result, a fund that retains and pays tax on a net realized gain would provide virtually the same all-in “economic” (i.e., after-tax) return to its taxable shareholders as an otherwise identical fund that distributed its net realized capital gains to its shareholders (who then either paid capital gains tax on those gains or used those gains to offset losses that might otherwise have been usable to offset other or later gains). The tax credit that the fund distributes to its shareholders in the first instance provides a tangible and quantifiable benefit to those of its shareholders who pay taxes, but the value of that benefit is not reflected in the total returns calculated strictly from the fund’s financial records, because that tax credit is not quantified in financial statements as a “distribution;” while the tax payment by that fund does operate to reduce that fund’s total return figures.

The provision of an alternatively calculated supplemental total return figure in such instances to reflect the value to taxable shareholders of the fund’s distribution to shareholders of this sort of tax credit in addition to the fund’s cash distributions is fair, appropriate and not misleading. The shareholders did receive that tax credit, and that credit had real, quantifiable value to taxable shareholders. Note that a fund (“Fund A”) that had distributed the capital gain to shareholders would show, under ordinary calculation methodologies, a higher total return than an otherwise identical fund (“Fund B”) that had retained the gain, paid taxes on that gain (and thereby reduced fund assets and returns) and distributed a tax credit to shareholders, even though taxable shareholders of both of those otherwise identical funds would have experienced the same, or at least virtually the same, after-tax total returns from their fund investment. Therefore, providing – as a supplement to the ordinary, “without tax credit” total return figures – the alternative “with tax credit” total return figures merely enables a taxable shareholder to better understand the full economic value of the entirety of the fund’s distributions (cash plus tax credit), and would thereby enable such a shareholder to compare the full “economic return” of his or her investment in Fund B to the full economic return of an alternative investment in Fund A on an “apples-to-apples” basis.

There is strong precedent for the validity of supplementally quoting such “tax-reflective” return figures. Item 26(b)(5) of Form N-1A, which is applicable to open-end funds (Form N-2, applicable to closed-end funds, has no equivalent set of proscriptions and prescriptions as Item 26), expressly permits open-end funds to quote “tax equivalent yields” that “gross-up” the SEC yield of a municipal bond fund to a taxable rate that would be equivalent to the fund’s yield after taking into account the “economic impact” of the tax benefit that such a fund “distributes” to the fund, over and above of the amount of raw yield generated by the fund for its shareholders and reflected on the fund’s financial records, due to the tax-exempt nature of the fund’s exempt interest dividends. Similarly, Item 26(b)(6) of Form N-1A permits open-end funds to calculate and disclose supplemental performance figures calculated “using any other historical measure of performance .. . . if the measure reflects all elements of return.” We submit that the set of total return figures that reflect the “element of return” represented by tax credits distributed by the fund to shareholders quoted supplementally by certain Nuveen Funds is closely analogous to the concept of taxable equivalent yield permitted by Item 26(b)(5), and is precisely the sort of supplemental performance figure expressly permitted by Item 26(b)(6). We strongly believe that such tax-adjusted total return figures, if properly labeled and described, should be permissible for closed-end funds as well as open-end funds.

3)	Comment #24: The financial statements of Nuveen Global Government Enhanced Income Fund include a receivable in the amount of $871,186 due from Lehman Brothers Holdings, Inc. (“Lehman”). The notes to financial statements disclose that the fund’s Adviser has agreed to reimburse the fund to the extent that the receivable is not recovered from Lehman or another party. If the fund’s Adviser is guaranteeing the receivable due from Lehman, the fund’s shareholder report should include the Adviser’s financial statements.

Revised Response: We discussed the Staff’s questions pertaining to the response we provided in our December 11th correspondence filing and understand there is no further action or information being requested regarding this matter.

Response filed on December 11th: We respectfully disagree that the Adviser’s financial statements should be included in the Fund’s shareholder report, as we are unaware of any requirement for the inclusion by GAAP and we deem the amount to be immaterial to the fund. Nonetheless, we expect that this claim will be resolved prior to the Fund’s next fiscal year end so that any reimbursement obligation will not be reflected in the Fund’s financial statements.

4)	Comment: In the funds’ notes to financial statements, the Income Tax footnote discloses that a fund may choose to retain all, or a portion of, its net capital gains and pay federal corporate income taxes on such amounts. For certain funds, the statement of cash flow also discloses amounts for taxes paid on undistributed capital gains. Where are such amounts recognized in the funds’ financial statements?

Revised Response: We discussed the Staff’s questions pertaining to the response we provided in our December 11th correspondence filing and understand there is no further action or information being requested regarding this matter.

Response filed on December 11th: Taxes paid on undistributed capital gains are recognized as a component of “Net realized gain (loss) from investments” on the statement of operations.

5)	Comment #17: The Nuveen Core Equity Alpha Fund writes custom basket options on the NASDAQ. Consider disclosing the securities comprising those basket options and/or provide additional disclosure in the notes to financial statements about these options.

Revised Response: The fund has decided to disclose the securities comprising its custom basket options in its portfolio of investments in addition to the disclosure provided in the notes to financial statements as described in our December 11th correspondence filing.

Response filed on December 11th: The fund’s current disclosure within “Footnote 1 – General Information and Significant Accounting Policies” is as follows:

“The Fund’s investment objective is to provide an attractive level of total return, primarily through long-term capital appreciation and secondarily through income and gains. The Fund will invest in a portfolio of common stocks selected from among the 500 stocks comprising the S&P 500® Index, using a proprietary mathematical process designed by one of the Fund’s sub-advisers INTECH Investment Management LLC (“INTECH”), an independently managed indirect subsidiary of Janus Capital Group Inc., to select large cap, core equity securities and will also employ innovative risk reduction techniques. Typically, the Fund’s equity portfolio will hold 150-450 stocks included in the S&P 500® Index. The Fund will also employ an option strategy that seeks to enhance the Fund’s risk-adjusted performance over time through a meaningful reduction in the volatility of the Fund’s returns relative to the returns of the S&P 500® Index. The Fund expects to write (sell) custom basket call options with a notional value of up to 50% of the value of the equity portfolio. Nuveen Asset Management, LLC, a wholly-owned subsidiary of Nuveen Fund Advisors, Inc., (the “Adviser”), a wholly-owned subsidiary of Nuveen Investments, Inc. (“Nuveen”), is responsible for the Fund’s call option strategy and overseeing the Fund’s investments in futures contracts.”

The fund has determined to provide additional disclosure in the notes to financial statements about these custom basket options. At the current time, the fund contemplates that this disclosure will resemble the following:

“The Fund expects to write call options primarily on custom baskets of stocks that seek to track the return of the S&P 500 Index within parameters determined by the Adviser. A custom basket call option is an option whose value is linked to the market value of a portfolio of underlying stocks. In designing the custom basket call options, the Adviser will seek to minimize the difference between the returns of the stocks underlying the custom basket versus the S&P 500 Index. The Fund may also write call options on stock indexes or exchange-traded funds (commonly referred to as “ETFs”), when the Adviser believes such techniques are likely to be more efficient or effective than writing custom basket call options. The Fund normally will hold a small number of written custom basket call option positions with expirations generally of 60 days or less. The Fund expects that most call options in the Option Strategy will be slightly “out-of-the-money” (i.e., the exercise price is above the current level of the cash value of the stocks underlying the custom basket call options) at the time they are written. By employing custom basket call options primarily (rather than options on indexes), the Adviser expects that it will be better able to limit the overlap between the underlying common stocks included in each custom basket and the Fund’s portfolio of common stocks, which in turn helps enable the Fund to avoid tax straddles, which would potentially have negative tax implications and require the Fund to bear substantially greater accounting and administrative costs.”

/s/ Stephen D. Foy
Stephen D. Foy
Vice President and Funds’ Controller
(principal financial officer)

CC:	Audit Committee of the Nuveen Funds
Eric Fess, Chapman & Cutler, counsel to the Independent Trustees/Directors of the Nuveen Funds
Walter Kelly, Chief Compliance Officer of the Nuveen Funds
Mary Keefe, Director of Regulatory Affairs of Nuveen Investments, Inc.
Joe Castro, Director of Compliance of Nuveen Investments, Inc.

APPENDIX A

	Registrant	Name	TICKER	CIK	File Number

1	Dow 30 Premium & Dividend Income Fund Inc.	Dow 30 Premium & Dividend Income Fund Inc.	DPD	0001314128	811-21708
2	Dow 30 Enhanced Premium & Income Fund Inc.	Dow 30 Enhanced Premium & Income Fund Inc.	DPO	0001390840	811-22029
3	Global Income & Currency Fund Inc.	Global Income & Currency Fund Inc.	GCF	0001334510	811-21791
4	Nuveen Core Equity Alpha Fund	Nuveen Core Equity Alpha Fund	JCE	0001385763	811-22003
5	Nuveen Diversified Dividend & Income Fund	Nuveen Diversified Dividend & Income Fund	JDD	0001255821	811-21407
6	Nuveen Tax-Advantaged Floating Rate Fund	Nuveen Tax-Advantaged Floating Rate Fund	JFP	0001313259	811-21705
7	Nuveen Floating Rate Income Fund	Nuveen Floating Rate Income Fund	JFR	0001276533	811-21494
8	Nuveen Global Government Enhanced Income Fund	Nuveen Global Government Enhanced Income Fund	JGG	0001359816	811-21893
9	Nuveen Multi-Currency Short-Term Government Income Fund	Nuveen Multi-Currency Short-Term Government Income Fund	JGT	0001390109	811-22018

10	Nuveen Global Value Opportunities Fund	Nuveen Global Value Opportunities Fund	JGV	0001363421	811-21903
11	Nuveen Quality Preferred Income Fund 3	Nuveen Quality Preferred Income Fund 3	JHP	0001200446	811-21242
12	Nuveen Equity Premium Advantage Fund	Nuveen Equity Premium Advantage Fund	JLA	0001320492	811-21731
13	Nuveen Mortgage Opportunity Term Fund	Nuveen Mortgage Opportunity Term Fund	JLS	0001472215	811-22329
14	Nuveen Energy MLP Total Return Fund	Nuveen Energy MLP Total Return Fund	JMF	0001502711	811-22482
15	Nuveen Mortgage Opportunity Term Fund 2	Nuveen Mortgage Opportunity Term Fund 2	JMT	0001479238	811-22374
16	Nuveen Preferred Income Opportunities Fund	Nuveen Preferred Income Opportunities Fund	JPC	0001216583	811-21293
17	Nuveen Equity Premium and Growth Fund	Nuveen Equity Premium and Growth Fund	JPG	0001338561	811-21809
18	Nuveen Quality Preferred Income Fund 2	Nuveen Quality Preferred Income Fund 2	JPS	0001176433	811-21137
19	Nuveen Equity Premium Income Fund	Nuveen Equity Premium Income Fund	JPZ	0001298699	811-21619
20	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	JQC	0001227476	811-21333
21	Nuveen Real Asset Income and Growth Fund	Nuveen Real Asset Income and Growth Fund	JRI	0001539337	811-22658
22	Nuveen Floating Rate Income Opportunity Fund	Nuveen Floating Rate Income Opportunity Fund	JRO	0001289213	811-21579
23	Nuveen Real Estate Income Fund	Nuveen Real Estate Income Fund	JRS	0001158289	811-10491
24	Nuveen Short Duration Credit Opportunities Fund	Nuveen Short Duration Credit Opportunities Fund	JSD	0001509253	811-22518
25	Nuveen Equity Premium Opportunity Fund	Nuveen Equity Premium Opportunity Fund	JSN	0001308658	811-21674
26	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Tax-Advantaged Total Return Strategy Fund	JTA	0001265708	811-21471
27	Nuveen Tax-Advantaged Dividend Growth Fund	Nuveen Tax-Advantaged Dividend Growth Fund	JTD	0001397173	811-22058
28	Nuveen Quality Preferred Income Fund	Nuveen Quality Preferred Income Fund	JTP	0001172168	811-21082
29	MLP & Strategic Equity Fund Inc.	MLP & Strategic Equity Fund Inc.	MTP	0001389611	811-22040
30	Nuveen California Dividend Advantage Municipal Fund	Nuveen California Dividend Advantage Municipal Fund	NAC	0001074952	811-09161
31	Nuveen Dividend Advantage Municipal Fund	Nuveen Dividend Advantage Municipal Fund	NAD	0001083839	811-09297
32	Nuveen New York Dividend Advantage Municipal Fund	Nuveen New York Dividend Advantage Municipal Fund	NAN	0001074769	811-09135
33	Nuveen Arizona Premium Income Municipal Fund, Inc.	Nuveen Arizona Premium Income Municipal Fund, Inc.	NAZ	0000892992	811-07278
34	Nuveen Build America Bond Fund	Nuveen Build America Bond Fund	NBB	0001478888	811-22391
35	Nuveen Build America Bond Opportunity Fund	Nuveen Build America Bond Opportunity Fund	NBD	0001493523	811-22425
36	Nuveen Ohio Dividend Advantage Municipal Fund 2	Nuveen Ohio Dividend Advantage Municipal Fund 2	NBJ	0001145728	811-10445
37	Nuveen California Municipal Value Fund Inc.	Nuveen California Municipal Value Fund Inc.	NCA	0000818851	811-05235
38	Nuveen California Municipal Value Fund 2	Nuveen California Municipal Value Fund 2	NCB	0001454979	811-22272
39	Nuveen Insured California Premium Income Municipal Fund 2 Inc.	Nuveen Insured California Premium Income Municipal Fund 2 Inc.	NCL	0000897422	811-07492
40	Nuveen California Municipal Market Opportunity Fund Inc.	Nuveen California Municipal Market Opportunity Fund Inc.	NCO	0000862313	811-06081

41	Nuveen California Performance Plus Municipal Fund Inc.	Nuveen California Performance Plus Municipal Fund Inc.	NCP	0000856227	811-05930
42	Nuveen California Premium Income Municipal Fund	Nuveen California Premium Income Municipal Fund	NCU	0000905000	811-07720
43	Nuveen Insured Tax-Free Advantage Municipal Fund	Nuveen Insured Tax-Free Advantage Municipal Fund	NEA	0001195737	811-21213
44	Nuveen Enhanced Municipal Value Fund	Nuveen Enhanced Municipal Value Fund	NEV	0001469392	811-22323
45	Nuveen Connecticut Dividend Advantage Municipal Fund	Nuveen Connecticut Dividend Advantage Municipal Fund	NFC	0001090118	811-09465
46	Nuveen Maryland Dividend Advantage Municipal Fund	Nuveen Maryland Dividend Advantage Municipal Fund	NFM	0001090119	811-09471
47	Nuveen Arizona Dividend Advantage Municipal Fund	Nuveen Arizona Dividend Advantage Municipal Fund	NFZ	0001087783	811-09459
48	Nuveen Virginia Dividend Advantage Municipal Fund	Nuveen Virginia Dividend Advantage Municipal Fund	NGB	0001090122	811-09469
49	Nuveen Connecticut Dividend Advantage Municipal Fund 2	Nuveen Connecticut Dividend Advantage Municipal Fund 2	NGK	0001166572	811-21033

50	Nuveen Connecticut Dividend Advantage Municipal Fund 3	Nuveen Connecticut Dividend Advantage Municipal Fund 3	NGO	0001177218	811-21154

51	Nuveen Massachusetts AMT-Free Municipal Income Fund	Nuveen Massachusetts AMT-Free Municipal Income Fund	NGX	0001196366	811-21216
52	Nuveen Premier Municipal Opportunity Fund, Inc. (FKA -	Nuveen Premier Municipal Opportunity Fund, Inc. (FKA -	NIF	0000880843	811-06457
	Nuveen Premier Insured Municipal Income Fund Inc.)	Nuveen Premier Insured Municipal Income Fund Inc.)
53	Nuveen North Carolina Dividend Advantage Municipal Fund 3	Nuveen North Carolina Dividend Advantage Municipal Fund 3	NII	0001177216	811-21158

54	Nuveen Select Maturities Municipal Fund	Nuveen Select Maturities Municipal Fund	NIM	0000890119	811-07056
55	Nuveen Municipal Opportunity Fund Inc	Nuveen Municipal Opportunity Fund Inc	NIO	0000878242	811-06379
56	Nuveen New Jersey Municipal Value Fund	Nuveen New Jersey Municipal Value Fund	NJV	0001454980	811-22274
57	Nuveen Georgia Dividend Advantage Municipal Fund 2	Nuveen Georgia Dividend Advantage Municipal Fund 2	NKG	0001177219	811-21152
58	Nuveen Insured California Dividend Advantage Municipal Fund	Nuveen Insured California Dividend Advantage Municipal Fund	NKL	0001090117	811-09449

59	Nuveen New York Dividend Advantage Municipal Income Fund	Nuveen New York Dividend Advantage Municipal Income Fund	NKO	0001090123	811-09473

60	Nuveen Arizona Dividend Advantage Municipal Fund 2	Nuveen Arizona Dividend Advantage Municipal Fund 2	NKR	0001161069	811-10553
61	Nuveen Insured California Tax-Free Advantage Municipal Fund	Nuveen Insured California Tax-Free Advantage Municipal Fund	NKX	0001195738	811-21212

62	Nuveen Municipal Advantage Fund Inc.	Nuveen Municipal Advantage Fund Inc.	NMA	0000857361	811-05957

	Registrant	Name	TICKER	CIK	File Number
63	Nuveen Massachusetts Dividend Advantage Municipal Fund	Nuveen Massachusetts Dividend Advantage Municipal Fund	NMB	0001090120	811-09471

64	Nuveen Municipal High Income Opportunity Fund 2	Nuveen Municipal High Income Opportunity Fund 2	NMD	0001412495	811-22123
65	Nuveen Municipal Income Fund Inc.	Nuveen Municipal Income Fund Inc.	NMI	0000830271	811-05488
66	Nuveen Municipal Market Opportunity Fund Inc.	Nuveen Municipal Market Opportunity Fund Inc.	NMO	0000860188	811-06040
67	Nuveen Michigan Premium Income Municipal Fund Inc.	Nuveen Michigan Premium Income Municipal Fund Inc.	NMP	0000890897	811-07116
68	Nuveen Massachusetts Premium Income Municipal Fund	Nuveen Massachusetts Premium Income Municipal Fund	NMT	0000897419	811-07484
69	Nuveen Maryland Premium Income Municipal Fund	Nuveen Maryland Premium Income Municipal Fund	NMY	0000897424	811-07486
70	Nuveen Municipal High Income Opportunity Fund	Nuveen Municipal High Income Opportunity Fund	NMZ	0001266585	811-21449
71	Nuveen Virginia Dividend Advantage Municipal Fund 2	Nuveen Virginia Dividend Advantage Municipal Fund 2	NNB	0001158728	811-10523
72	Nuveen North Carolina Premium Income Municipal Fund	Nuveen North Carolina Premium Income Municipal Fund	NNC	0000899761	811-07608
73	Nuveen Insured New York Premium Income Municipal Fund Inc.	Nuveen Insured New York Premium Income Municipal Fund Inc.	NNF	0000885712	811-06619
74	Nuveen New Jersey Premium Income Municipal Fund Inc.	Nuveen New Jersey Premium Income Municipal Fund Inc.	NNJ	0000890898	811-07118

75	Nuveen North Carolina Dividend Advantage Municipal Fund 2	Nuveen North Carolina Dividend Advantage Municipal Fund 2	NNO	0001158730	811-10525

76	Nuveen New York Performance Plus Municipal Fund Inc.	Nuveen New York Performance Plus Municipal Fund Inc.	NNP	0000856226	811-05931
77	Nuveen New York Municipal Value Fund Inc.	Nuveen New York Municipal Value Fund Inc.	NNY	0000818850	811-05238
78	Nuveen Missouri Premium Income Municipal Fund	Nuveen Missouri Premium Income Municipal Fund	NOM	0000899782	811-07616
79	Nuveen Insured California Premium Income Municipal Fund Inc.	Nuveen Insured California Premium Income Municipal Fund Inc.	NPC	0000885711	811-06620
80	Nuveen Premier Municipal Income Fund Inc.	Nuveen Premier Municipal Income Fund Inc.	NPF	0000880845	811-06456
81	Nuveen Georgia Premium Income Municipal Fund	Nuveen Georgia Premium Income Municipal Fund	NPG	0000899758	811-07614
82	Nuveen Premium Income Municipal Fund Inc.	Nuveen Premium Income Municipal Fund Inc.	NPI	0000833251	811-05570
83	Nuveen Premium Income Municipal Fund 2 Inc.	Nuveen Premium Income Municipal Fund 2 Inc.	NPM	0000885734	811-06621
84	Nuveen Pennsylvania Municipal Value Fund	Nuveen Pennsylvania Municipal Value Fund	NPN	0001454978	811-22273
85	Nuveen Performance Plus Municipal Fund Inc.	Nuveen Performance Plus Municipal Fund Inc.	NPP	0000849998	811-05809
86	Nuveen Premium Income Municipal Fund 4 Inc.	Nuveen Premium Income Municipal Fund 4 Inc.	NPT	0000896061	811-07432
87	Nuveen Virginia Premium Income Municipal Fund	Nuveen Virginia Premium Income Municipal Fund	NPV	0000897421	811-07490
88	Nuveen Insured Premium Income Municipal Fund 2	Nuveen Insured Premium Income Municipal Fund 2	NPX	0000906959	811-07792
89	Nuveen Pennsylvania Premium Income Municipal Fund 2	Nuveen Pennsylvania Premium Income Municipal Fund 2	NPY	0000897427	811-07482
90	Nuveen California Investment Quality Municipal Fund Inc.	Nuveen California Investment Quality Municipal Fund Inc.	NQC	0000868440	811-06177

91	Nuveen Quality Municipal Fund Inc	Nuveen Quality Municipal Fund Inc	NQI	0000869405	811-06206
92	Nuveen New Jersey Investment Quality Municipal Fund Inc.	Nuveen New Jersey Investment Quality Municipal Fund Inc.	NQJ	0000870778	811-06264

93	Nuveen Investment Quality Municipal Fund Inc.	Nuveen Investment Quality Municipal Fund Inc.	NQM	0000862716	811-06091
94	Nuveen New York Investment Quality Municipal Fund Inc.	Nuveen New York Investment Quality Municipal Fund Inc.	NQN	0000868449	811-06178

95	Nuveen Pennsylvania Investment Quality Municipal Fund Inc.	Nuveen Pennsylvania Investment Quality Municipal Fund Inc.	NQP	0000870780	811-06265

96	Nuveen Select Quality Municipal Fund Inc.	Nuveen Select Quality Municipal Fund Inc.	NQS	0000872064	811-06240
97	Nuveen Quality Income Municipal Fund Inc.	Nuveen Quality Income Municipal Fund Inc.	NQU	0000874506	811-06303
98	Nuveen North Carolina Dividend Advantage Municipal Fund	Nuveen North Carolina Dividend Advantage Municipal Fund	NRB	0001090121	811-09461

99	Nuveen Insured New York Tax-Free Advantage Municipal Fund	Nuveen Insured New York Tax-Free Advantage Municipal Fund	NRK	0001195739	811-21211

100	Nuveen Senior Income Fund	Nuveen Senior Income Fund	NSL	0001093428	811-09571
101	Nuveen Connecticut Premium Income Municipal Fund	Nuveen Connecticut Premium Income Municipal Fund	NTC	0000899752	811-07606
102	Nuveen Texas Quality Income Municipal Fund	Nuveen Texas Quality Income Municipal Fund	NTX	0000878201	811-06384
103	Nuveen California Quality Income Municipal Fund Inc.	Nuveen California Quality Income Municipal Fund Inc.	NUC	0000879826	811-06425
104	Nuveen New Jersey Dividend Advantage Municipal Fund 2	Nuveen New Jersey Dividend Advantage Municipal Fund 2	NUJ	0001161070	811-10551

105	Nuveen Michigan Quality Income Municipal Fund Inc.	Nuveen Michigan Quality Income Municipal Fund Inc.	NUM	0000878198	811-06383
106	Nuveen New York Quality Income Municipal Fund Inc.	Nuveen New York Quality Income Municipal Fund Inc.	NUN	0000879819	811-06424
107	Nuveen Ohio Quality Income Municipal Fund Inc.	Nuveen Ohio Quality Income Municipal Fund Inc.	NUO	0000878200	811-06385
108	Nuveen Municipal Value Fund Inc.	Nuveen Municipal Value Fund Inc.	NUV	0000812801	811-05120
109	Nuveen Municipal Value Fund 2	Nuveen Municipal Value Fund 2	NUW	0001450445	811-22253
110	Nuveen California Select Quality Municipal Fund Inc.	Nuveen California Select Quality Municipal Fund Inc.	NVC	0000874142	811-06294
111	Nuveen Dividend Advantage Municipal Income Fund	Nuveen Dividend Advantage Municipal Income Fund	NVG	0001090116	811-09475
112	Nuveen Ohio Dividend Advantage Municipal Fund 3	Nuveen Ohio Dividend Advantage Municipal Fund 3	NVJ	0001165383	811-10637
113	Nuveen New York Select Quality Municipal Fund Inc.	Nuveen New York Select Quality Municipal Fund Inc.	NVN	0000874143	811-06295
114	Nuveen California Dividend Advantage Municipal Fund 2	Nuveen California Dividend Advantage Municipal Fund 2	NVX	0001127706	811-10197
115	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	NVY	0001158729	811-10549

116	Nuveen Maryland Dividend Advantage Municipal Fund 3	Nuveen Maryland Dividend Advantage Municipal Fund 3	NWI	0001177214	811-21153
117	Nuveen California Select Tax Free Income Portfolio	Nuveen California Select Tax Free Income Portfolio	NXC	0000885732	811-06623
118	Nuveen Arizona Dividend Advantage Municipal Fund 3	Nuveen Arizona Dividend Advantage Municipal Fund 3	NXE	0001177212	811-21157
119	Nuveen Ohio Dividend Advantage Municipal Fund	Nuveen Ohio Dividend Advantage Municipal Fund	NXI	0001087788	811-09463
120	Nuveen New Jersey Dividend Advantage Municipal Fund	Nuveen New Jersey Dividend Advantage Municipal Fund	NXJ	0001087786	811-09455
121	Nuveen New York Dividend Advantage Municipal Fund 2	Nuveen New York Dividend Advantage Municipal Fund 2	NXK	0001131063	811-10253
122	Nuveen Pennsylvania Dividend Advantage Municipal Fund	Nuveen Pennsylvania Dividend Advantage Municipal Fund	NXM	0001087787	811-09457

123	Nuveen New York Select Tax Free Income Portfolio	Nuveen New York Select Tax Free Income Portfolio	NXN	0000885731	811-06624
124	Nuveen Select Tax Free Income Portfolio	Nuveen Select Tax Free Income Portfolio	NXP	0000883618	811-06548
125	Nuveen Select Tax Free Income Portfolio 2	Nuveen Select Tax Free Income Portfolio 2	NXQ	0000885733	811-06622
126	Nuveen Select Tax Free Income Portfolio 3	Nuveen Select Tax Free Income Portfolio 3	NXR	0000888411	811-06693
127	Nuveen Dividend Advantage Municipal Fund 2	Nuveen Dividend Advantage Municipal Fund 2	NXZ	0001131062	811-10255

	Registrant	Name	TICKER	CIK	File Number
128	Nuveen New York Municipal Value Fund 2	Nuveen New York Municipal Value Fund 2	NYV	0001454981	811-22271
129	Nuveen Dividend Advantage Municipal Fund 3	Nuveen Dividend Advantage Municipal Fund 3	NZF	0001137887	811-10345
130	Nuveen California Dividend Advantage Municipal Fund 3	Nuveen California Dividend Advantage Municipal Fund 3	NZH	0001137888	811-10347
131	Nuveen Maryland Dividend Advantage Municipal Fund 2	Nuveen Maryland Dividend Advantage Municipal Fund 2	NZR	0001137885	811-10349
132	Nuveen Michigan Dividend Advantage Municipal Fund	Nuveen Michigan Dividend Advantage Municipal Fund	NZW	0001087785	811-09453
133	Nuveen Georgia Dividend Advantage Municipal Fund	Nuveen Georgia Dividend Advantage Municipal Fund	NZX	0001097668	811-10351
134	NASDAQ Premium Income & Growth Fund Inc.	NASDAQ Premium Income & Growth Fund Inc.	QQQX	0001381186	811-21983
135	Nuveen Investment Trust	Nuveen Multi-Manager Large-Cap Value Fund		0001013881	811-07619
136	Nuveen Investment Trust	Nuveen NWQ Multi-Cap Value Fund		0001013881	811-07619
137	Nuveen Investment Trust	Nuveen NWQ Large-Cap Value Fund		0001013881	811-07619
138	Nuveen Investment Trust	Nuveen NWQ Small/Mid-Cap Value Fund		0001013881	811-07619
139	Nuveen Investment Trust	Nuveen NWQ Small-Cap Value Fund		0001013881	811-07619
140	Nuveen Investment Trust	Nuveen Tradewinds Value Opportunities Fund		0001013881	811-07619

141	Nuveen Investment Trust	Nuveen NWQ Equity Income Fund		0001013881	811-07619
142	Nuveen Investment Trust	Nuveen Global Total Return Bond Fund		0001013881	811-07619
143	Nuveen Investment Trust	Nuveen Intelligent Risk Growth Allocation Fund		0001013881	811-07619
144	Nuveen Investment Trust	Nuveen Intelligent Risk Moderate Allocation Fund		0001013881	811-07619
145	Nuveen Investment Trust	Nuveen Intelligent Risk Conservative Allocation Fund		0001013881	811-07619
146	Nuveen Investment Trust II	Nuveen Santa Barbara Dividend Growth Fund		0001041673	811-08333
147	Nuveen Investment Trust II	Nuveen Santa Barbara Growth Fund		0001041673	811-08333
148	Nuveen Investment Trust II	Nuveen Santa Barbara Global Growth Fund		0001041673	811-08333
149	Nuveen Investment Trust II	Nuveen Santa Barbara International Growth Fund		0001041673	811-08333
150	Nuveen Investment Trust II	Nuveen Tradewinds Emerging Markets Fund		0001041673	811-08333
151	Nuveen Investment Trust II	Nuveen Tradewinds Global All-Cap Fund		0001041673	811-08333
152	Nuveen Investment Trust II	Nuveen Tradewinds Global All-Cap Plus Fund		0001041673	811-08333
153	Nuveen Investment Trust II	Nuveen Tradewinds Global Flexible Allocation Fund		0001041673	811-08333
154	Nuveen Investment Trust II	Nuveen Tradewinds Global Resources Fund		0001041673	811-08333
155	Nuveen Investment Trust II	Nuveen Tradewinds International Value Fund		0001041673	811-08333
156	Nuveen Investment Trust II	Nuveen Tradewinds Japan Fund		0001041673	811-08333
157	Nuveen Investment Trust II	Nuveen Tradewinds Small-Cap Opportunities Fund		0001041673	811-08333
158	Nuveen Investment Trust II	Nuveen Winslow Large-Cap Growth Fund		0001041673	811-08333
159	Nuveen Investment Trust II	Nuveen Santa Barbara Long/Short Equity Fund		0001041673	811-08333
160	Nuveen Investment Trust II	Nuveen Symphony Large-Cap Growth Fund		0001041673	811-08333
161	Nuveen Investment Trust II	Nuveen Symphony Large-Cap Value Fund		0001041673	811-08333
162	Nuveen Investment Trust II	Nuveen Symphony Mid-Cap Core Fund		0001041673	811-08333
163	Nuveen Investment Trust II	Nuveen Symphony International Equity Fund		0001041673	811-08333
164	Nuveen Investment Trust II	Nuveen Symphony Optimized Alpha Fund		0001041673	811-08333
165	Nuveen Investment Trust II	Nuveen Symphony Small-Mid Cap Core Fund		0001041673	811-08333
166	Nuveen Investment Trust III	Nuveen High Yield Bond Fund		0001071336	811-09037
167	Nuveen Investment Trust III	Nuveen Multi-Strategy Core Bond Fund		0001071336	811-09037
168	Nuveen Investment Trust III	Nuveen Short Duration Bond Fund		0001071336	811-09037
169	Nuveen Investment Trust III	Nuveen Symphony Credit Opportunities Fund		0001071336	811-09037
170	Nuveen Investment Trust III	Nuveen Symphony Floating Rate Income Fund		0001071336	811-09037
171	Nuveen Investment Trust V	Nuveen Preferred Securities Fund		0001380786	811-21979
172	Nuveen Investment Trust V	Nuveen NWQ Flexible Income Fund (FKA - Nuveen NWQ Preferred Securities Fund)		0001380786	811-21979
173	Nuveen Managed Accounts Portfolios Trust	Municipal Total Returns Managed Accounts Portfolio		0001390204	811-22023
174	Nuveen Managed Accounts Portfolios Trust	Enhanced Multi-Strategy Income Managed Accounts Portfolio		0001390204	811-22023

175	Nuveen Multistate Trust I	Nuveen Arizona Municipal Bond Fund		0001018972	811-07747
176	Nuveen Multistate Trust I	Nuveen Colorado Municipal Bond Fund		0001018972	811-07747
177	Nuveen Multistate Trust I	Nuveen New Mexico Municipal Bond Fund		0001018972	811-07747
178	Nuveen Multistate Trust I	Nuveen Maryland Municipal Bond Fund		0001018972	811-07747
179	Nuveen Multistate Trust I	Nuveen Pennsylvania Municipal Bond Fund		0001018972	811-07747
180	Nuveen Multistate Trust I	Nuveen Virginia Municipal Bond Fund		0001018972	811-07747
181	Nuveen Multistate Trust II	Nuveen California High Yield Municipal Bond Fund		0001018975	811-07755
182	Nuveen Multistate Trust II	Nuveen California Municipal Bond Fund		0001018975	811-07755
183	Nuveen Multistate Trust II	Nuveen Connecticut Municipal Bond Fund		0001018975	811-07755
184	Nuveen Multistate Trust II	Nuveen Massachusetts Municipal Bond Fund		0001018975	811-07755
185	Nuveen Multistate Trust II	Nuveen New Jersey Municipal Bond Fund		0001018975	811-07755
186	Nuveen Multistate Trust II	Nuveen New York Municipal Bond Fund		0001018975	811-07755
187	Nuveen Multistate Trust III	Nuveen Georgia Municipal Bond Fund		0001020661	811-07943
188	Nuveen Multistate Trust III	Nuveen Louisiana Municipal Bond Fund		0001020661	811-07943
189	Nuveen Multistate Trust III	Nuveen North Carolina Municipal Bond Fund		0001020661	811-07943
190	Nuveen Multistate Trust III	Nuveen Tennessee Municipal Fund		0001020661	811-07943
191	Nuveen Multistate Trust IV	Nuveen Kansas Municipal Bond Fund		0001018973	811-07751
192	Nuveen Multistate Trust IV	Nuveen Kentucky Municipal Bond Fund		0001018973	811-07751
193	Nuveen Multistate Trust IV	Nuveen Michigan Municipal Bond Fund		0001018973	811-07751
194	Nuveen Multistate Trust IV	Nuveen Missouri Municipal Bond Fund		0001018973	811-07751
195	Nuveen Multistate Trust IV	Nuveen Ohio Municipal Bond Fund		0001018973	811-07751
196	Nuveen Multistate Trust IV	Nuveen Wisconsin Municipal Fund		0001018973	811-07751
197	Nuveen Municipal Trust	Nuveen All-American Municipal Bond Fund		0001020660	811-07873
198	Nuveen Municipal Trust	Nuveen High Yield Municipal Bond Fund		0001020660	811-07873
199	Nuveen Municipal Trust	Nuveen Inflation Protected Municipal Bond Fund		0001020660	811-07873
200	Nuveen Municipal Trust	Nuveen Intermediate Duration Municipal Bond Fund		0001020660	811-07873
201	Nuveen Municipal Trust	Nuveen Limited Term Municipal Bond Fund		0001020660	811-07873
202	Nuveen Investment Funds, Inc.	Nuveen Short Term Municipal Bond Fund		0000820892	811-05309
203	Nuveen Investment Funds, Inc.	Nuveen Minnesota Intermediate Municipal Bond Fund		0000820892	811-05309
204	Nuveen Investment Funds, Inc.	Nuveen Minnesota Municipal Bond Fund		0000820892	811-05309
205	Nuveen Investment Funds, Inc.	Nuveen Nebraska Municipal Bond Fund		0000820892	811-05309

	Registrant	Name	TICKER	CIK	File Number
206	Nuveen Investment Funds, Inc.	Nuveen Oregon Intermediate Municipal Bond Fund		0000820892	811-05309

207	Nuveen Investment Funds, Inc.	Nuveen Core Plus Bond Fund (FKA - Nuveen Core Bond Fund)		0000820892	811-05309

208	Nuveen Investment Funds, Inc.	Nuveen High Income Bond Fund		0000820892	811-05309
209	Nuveen Investment Funds, Inc.	Nuveen Inflation Protected Securities Fund		0000820892	811-05309
210	Nuveen Investment Funds, Inc.	Nuveen Intermediate Government Bond Fund		0000820892	811-05309
211	Nuveen Investment Funds, Inc.	Nuveen Intermediate Term Bond Fund		0000820892	811-05309
212	Nuveen Investment Funds, Inc.	Nuveen Short Term Bond Fund		0000820892	811-05309
213	Nuveen Investment Funds, Inc.	Nuveen Strategic Income Fund (FKA - Nuveen Total Return Bond Fund)		0000820892	811-05309
214	Nuveen Investment Funds, Inc.	Nuveen Equity Index Fund		0000820892	811-05309
215	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Index Fund		0000820892	811-05309
216	Nuveen Investment Funds, Inc.	Nuveen Small Cap Index Fund		0000820892	811-05309
217	Nuveen Investment Funds, Inc.	Nuveen Dividend Value Fund ( FKA - Nuveen Equity Income Fund )		0000820892	811-05309
218	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Value Fund		0000820892	811-05309
219	Nuveen Investment Funds, Inc.	Nuveen Small Cap Value Fund		0000820892	811-05309
220	Nuveen Investment Funds, Inc.	Nuveen Large Cap Value Fund		0000820892	811-05309
221	Nuveen Investment Funds, Inc.	Nuveen International Fund		0000820892	811-05309
222	Nuveen Investment Funds, Inc.	Nuveen International Select Fund		0000820892	811-05309
223	Nuveen Investment Funds, Inc.	Nuveen Quantitative Enhanced Core Equity Fund		0000820892	811-05309
224	Nuveen Investment Funds, Inc.	Nuveen Tactical Market Opportunities Fund		0000820892	811-05309
225	Nuveen Investment Funds, Inc.	Nuveen Large Cap Growth Opportunities Fund		0000820892	811-05309
226	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Growth Opportunities Fund		0000820892	811-05309
227	Nuveen Investment Funds, Inc.	Nuveen Small Cap Growth Opportunities Fund		0000820892	811-05309
228	Nuveen Investment Funds, Inc.	Nuveen Large Cap Select Fund		0000820892	811-05309
229	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Select Fund		0000820892	811-05309
230	Nuveen Investment Funds, Inc.	Nuveen Small Cap Select Fund		0000820892	811-05309
231	Nuveen Investment Funds, Inc.	Nuveen Global Infrastructure Fund		0000820892	811-05309
232	Nuveen Investment Funds, Inc.	Nuveen Real Asset Income Fund		0000820892	811-05309
233	Nuveen Investment Funds, Inc.	Nuveen Real Estate Securities Fund		0000820892	811-05309
234	Nuveen Strategy Funds, Inc.	Nuveen Strategy Aggressive Growth Allocation Fund		0001017927	811-07687
235	Nuveen Strategy Funds, Inc.	Nuveen Strategy Growth Allocation Fund		0001017927	811-07687
236	Nuveen Strategy Funds, Inc.	Nuveen Strategy Balanced Allocation Fund		0001017927	811-07687
237	Nuveen Strategy Funds, Inc.	Nuveen Strategy Conservative Allocation Fund		0001017927	811-07687